Exhibit 15.1

Ratios

Liquid financial assets to total assets

	At December 31,
Thousands of U.S. dollars	2025	2024	2023
Cash and cash equivalents	572,647	675,256	1,637,821
Other current investments	2,306,760	2,372,999	1,969,631
Non-current investments	750,957	998,251	398,220
Liquid financial assets	3,630,364	4,046,506	4,005,672
Total assets	20,072,313	20,450,125	21,081,895
Ratio	0.18	0.20	0.19

Total liabilities to total assets ratio

	At December 31,
Thousands of U.S. dollars	2025	2024	2023
Total liabilities	3,243,245	3,636,290	4,051,458
Total assets	20,072,313	20,450,125	21,081,895
Ratio	0.16	0.18	0.19

Current borrowings to total borrowings

	At December 31,
Thousands of U.S. dollars	2025	2024	2023
Current borrowings	305,354	425,999	535,133
Total borrowings	305,722	437,398	583,437
Ratio	1.00	0.97	0.92